EXHIBIT 99.1

[REDACTED VERSION]

FIRST AMENDING AGREEMENT
TO
AMENDED AND RESTATED
CREDIT AGREEMENT
BETWEEN:
PENGROWTH ENERGY CORPORATION
(AS BORROWER)
- and -
THE FINANCIAL INSTITUTIONS NAMED HEREIN
IN THEIR CAPACITIES AS LENDERS
(AS LENDERS)
- and -
ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)
- and –
RBC CAPITAL MARKETS
(AS LEAD ARRANGER AND SOLE BOOKRUNNER)
- and –
BANK OF MONTREAL
(AS SYNDICATION AGENT)
- and –
THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE
 and THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)
December 10, 2015
Burnet, Duckworth & Palmer LLP
Torys LLP

FIRST AMENDING AGREEMENT
This First Amending Agreement is made as of December 10, 2015.
AMONG:
PENGROWTH ENERGY CORPORATION, a corporation governed by the laws of the Province of Alberta, having an office in Calgary, Alberta
OF THE FIRST PART
and
THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO and those other financial institutions which hereafter become lenders under the Credit Agreement from time to time, in their capacities as Lenders
OF THE SECOND PART
and
ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as Agent
OF THE THIRD PART
WHEREAS the Borrower, the Agent and the Lenders are parties to an Amended and Restated Credit Agreement dated March 30, 2015 (the "Credit Agreement");
AND WHEREAS the Borrower, the Agent and the Lenders wish to amend the Credit Agreement on the terms and conditions set forth herein;
NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions
All capitalized terms used but not otherwise defined herein shall have the same meaning ascribed thereto in the Credit Agreement.
ARTICLE 2
AMENDMENTS
2.1	Change to Financial Covenants
Section 8.3(c) of the Credit Agreement is hereby deleted and replaced with the following:

"(c)	Consolidated Senior Debt to Capitalization Ratio: the Consolidated Senior Debt to Capitalization Ratio shall not at any time exceed 55%;".
2.2	Change to Matters Requiring Unanimous Lender Consent
Section 11.12(a)(i) of the Credit Agreement is hereby deleted and replaced with the following:
"(i)	a change in the types of Borrowings or interest periods related thereto, any decrease in interest rates, standby fees or the Margin, a change in the notice periods or the amount of any payments payable by the Borrower to the Lenders under this Agreement and including any waiver of the time of payment of any amounts payable to the Lenders under this Agreement including, without limitation, the provisions of Section 9.1(a);".
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1	Representations and Warranties
The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Agreement, that as of the date hereof:
(a)	the Borrower has no Subsidiaries other than Pengrowth U.S. Corporation and Pengrowth Energy Marketing Corporation and there are no Designated Subsidiaries;
(b)	the Consolidated Tangible Assets of the Loan Parties (determined on an unconsolidated basis and excluding inter-company items) is not less than 85% of the Consolidated Tangible Assets of the Borrower;
(c)	no Subsidiary has provided any guarantee in favour of any note purchasers under any note purchase agreements then in effect with the Borrower as note issuer;
(d)	there exists no Default or Event of Default; and
(e)	the representations and warranties contained in Article 2 of the Credit Agreement (on the basis that this Agreement is a Loan Document) (with the exception of those representations which were stated to be made as at the Effective Date) are true and correct.
ARTICLE 4
CONDITIONS PRECEDENT
4.1	Conditions Precedent
This Agreement shall become effective on the date the following conditions precedent are satisfied:
(a)	as of such date, there exists no Default or Event of Default;
(b)	the representations and warranties contained in Article 3 of this Agreement are true and correct as of such date; and

(c)	the Agent has received a duly executed copy of this Agreement, in sufficient numbers for distribution to the Agent and each of the Lenders.
4.2	Waiver of a Condition Precedent
The terms and conditions of Section 4.1 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of all of the Lenders in whole or in part with or without terms or conditions.
ARTICLE 5
MISCELLANEOUS
5.1	Ratification
This Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement.  Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.
5.2	Further Assurances
The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.
5.3	Governing Law
The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.
5.4	Time of Essence
Time shall be of the essence of this Agreement.
5.5	Counterpart Execution
This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.  Delivery of an executed counterpart of a signature page by facsimile, PDF or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PENGROWTH ENERGY CORPORATION

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

ROYAL BANK OF CANADA, as Lender and Fronting Lender

Per:	[Signed]
Name:
Title:

BANK OF MONTREAL, as Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per:	[Signed]
Name:
Title:

Per:
Name:
Title:

ALBERTA TREASURY BRANCHES, as Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender

Per:	[Signed]
Name:
Title:

Per:
Name:
Title:

HSBC BANK CANADA, as Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

CITIBANK, N.A., CANADIAN BRANCH, as Lender

Per:	[Signed]
Name:
Title:

Per:
Name:
Title:

ROYAL BANK OF CANADA, as Administrative Agent

Per:	[Signed]
Name:
Title: